UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CIENA CORPORATION

(Name of Subject Company (Issuer))

CIENA CORPORATION

(Name of Filing Person (Issuer))

8.0% Convertible Senior Secured Notes due 2019

(Title of Class of Securities)

23247W AA2

23247W AB0

(CUSIP Number of Class of Securities)

David M. Rothenstein

Senior Vice President, General Counsel and Secretary

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Michael J. Silver

William Intner

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$9,802,666.67	$1,139.07

*	Estimated solely for purposes of calculating the filing fee. The repurchase price of the 8.0% Convertible Senior Secured Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (a) $9,600,000, representing 100% of the principal amount of Notes remaining outstanding after taking into account conversions through August 20, 2015, plus (b) $202,666.67, representing accrued and unpaid interest on such remaining outstanding Notes up to, but excluding, September 21, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,139.07	Filing Party: Ciena Corporation
Form or Registration No.: Schedule TO	Date Filed: August 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 to Schedule TO-I (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Ciena Corporation, a Delaware corporation (the “Company”), on August 21, 2015 (the “Schedule TO-I”). The Schedule TO-I and this Amendment relate to the Company’s offer to repurchase the Company’s 8.0% Convertible Senior Secured Notes due 2019 (the “Notes”), upon the terms and subject to the conditions set forth in the Notice to Holders of Ciena Corporation 8.0% Convertible Senior Secured Notes Due 2019 of Fundamental Change Purchase Right dated August 21, 2015 and filed as Exhibit (a)(1)(A) to the Schedule TO-I (the “Offer”).

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO-I, to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO-I and the Offer remains unchanged. This Amendment should be read in conjunction with the Schedule TO-I and the Offer.

The Offer expired at 5:00 p.m., New York City time, on September 18, 2015.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., New York City time, on September 18, 2015. The Company has been advised by U.S. Bank National Association, as paying agent, that no Notes were tendered pursuant to the Offer. As of September 1, 2015, holders representing all of the outstanding aggregate principal amount of the Notes had surrendered their Notes for conversion pursuant to irrevocable conversion elections in accordance with Article 14 of the Indenture (as defined in the Schedule TO-I). Accordingly, immediately after the expiration of the Offer, no Notes remained outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ciena Corporation

Date: September 21, 2015	By:	/s/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary